BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 4, 2002:

A. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended February 28, 2002 with relevant Quarterly report on BC Form 51-901F.

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended May 31, 2002 with relevant Quarterly report on BC Form 51-901F.

dlw 8/20

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82 - 4653

AUTERRA VENTURES INC.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

02 AUG 13

NOTICE OF MEETING AND RECORD DATE

TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Auterra Ventures Inc. hereby gives notice that an Annual General Meeting of its Shareholders shall be held on August 30, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be July 22, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 3rd day of July, 2002.

AUTERRA VENTURES INC.

PER:

RAYMOND ROLAND
President

82-4653

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**May 31, 2002**	**2002/07/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/07/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2002/07/30

02 AUG 15 AM 12:25

AUTERRA VENTURES INC.
QUARTERLY REPORT
May 31, 2002

Schedule A: Financial Information

– See consolidated financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs.

For the current fiscal year-to-date:

General and Administrative

- See financial statements attached

Deferred exploration costs	AR Claims Yukon	Auterra Properties	Total
Balance, February 28, 2002	$ 104,928	$ 235,860	$ 340,788
Deferred exploration and development costs			
Yukon exploration grant	(2,734)	-	-
Balance, May 31, 2002	$ 102,194	$ 235,860	$ 338,054

2. *Related party transactions*

- See Note 5 to the financial statements attached

3. *Summary of securities issued and options granted during the quarter*

a) Securities issued during the quarter ended May 31, 2002:

Date of Issue	Type	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission
May 2, 2002	Exercise of warrants	26,667	$0.18	$ 4,800	Cash	N/A

Schedule B: Supplementary Information - Page 2

b) Options granted during the quarter ended May 31, 2002: Nil

4. *Summary of securities as at the end of the reporting period:*

a) Authorized share capital - 50,000,000 common shares without par value.

b) A total of 7,947,757 shares have been issued for a total of $2,351,734.

c) Options, warrants and convertible securities outstanding as of May 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	388,442	$0.225	October 2, 2002

During the period ending May 31, 2002, 3,289,999 share purchase warrants expired unexercised.

5. *List of directors and officers:*

R.Roland	Director/President
T. Torrance	Director
S. Kenwood	Director
V.Berar	Director
D.Beruschi	Corporate Secretary

Schedule C: Management Discussion

- See Attached

AUTERRA VENTURES INC.
QUARTERLY REPORT

May 31, 2002

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $43,177 for the three-month period ended May 31, 2002 as compared to a loss of $23,520 for the comparative period in 2001. The increase was spread over a number of administrative expense categories.

RESOURCE PROPERTY INTERESTS

<u>Cairn Gold Properties—British Columbia, Canada</u>

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia. The Kemess North Deposit is now reportedly held by Northgate Exploration Ltd. The Kemess Mine was formerly owned by Royal Oak Mines. The Cairn Property is considered to be highly prospective for gold-copper mineralization similar to the Kemess North Deposit. Royal Oak Mines attempted to acquire an interest in the Cairn Property in1999. Negotiations with Royal Oak Mines were terminated when Royal Oak was unable to meet with Auterra's terms.

In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. for the joint venture development of the Cairn Property. The joint venture provides that upon Cora expending $300,000 in exploration and development costs over a 3-year period it will earn a 50% interest in the Cairn Property.

Auterra and Cora are renegotiating this joint venture agreement to grant Cora Resources Ltd. an option for interest in Cairn Property.

<u>Castle Mountain Property – North Toodoggone, British Columbia, Canada</u>

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

<u>Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada</u>

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

AR Platinum Palladium Property—Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangella Terrane which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. Geologists believe the AR Property to be an excellent exploration target with the potential to host an economic PGE deposit.

The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits. The Wellgreen and the Linda PGE-Ni-Cu Deposits are situated within the Kluane Mafic-Ultramafic Belt.

In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years.

Haines Gabbro Platinum Palladium Property—Ontario, Canada

During the year ended February 28, 2002, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro Mineral Property. By letter dated May 25, 2001, between the Company and LMX, LMX agreed to assign its 50% interest in the Haines Gabbro Mineral Company Property to the Company.

LMX failed to complete the anticipated formal agreement. Accordingly, the Company considered the agreement to be repudiated by LMX, and obtained judgment to recover the funds as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (Paid)
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majorityof LMX's arm's length trade creditors, on or before May 27, 2003.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, and S. Kenwood P. Geo, are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

INVESTOR RELATIONS ACTIVITIES

Auterra Ventures Inc. had entered into an agreement with Ms. S. Haywood to provide corporate public relation services to Auterra on month-to-month basis. The agreement which was accepted for filing by the Canadian Venture Exchange was terminated by the Company prior to May 31, 2002.

OUTLOOK

Auterra is actively pursuing the possible further joint venture of its Cairn Gold Property with a mining company and has begun discussions relating thereto. The Cairn Gold Property has received considerable interest following recent exploration by Northgate Exploration. Auterra is actively exploring its AR Platinum Palladium Property in the Whitehorse mining district. The AR Property has received interest from several public and private companies interested in the joint development of the properties.

Schedule A: Financial Information

AUTERRA VENTURES INC.

Interim Financial Statements
(Unaudited – Prepared by Management)

For the three months ended May 31, 2002 and 2001

AUTERRA VENTURES INC.
Interim Balance Sheet
(Unaudited – Prepared by Management)

	As at MAY 31 2002	As at February 28 2002
ASSETS		
CURRENT		
Cash	$ 29,712	$ 2,771
Cash in trust	246	46
Accounts receivable (Note 3)	58,749	86,249
Goods and services tax recoverable	9,436	7,988
Exploration grant receivable	5,000	5,000
Mineral exploration tax credit recoverable	11,651	11,651
Prepaid Expenses	1,322	1,269
Marketable securities	4,000	4,000
	120,116	118,974
Due from related party (Note 5)	1,576	1,576
Capital assets	10,784	11,530
Mineral properties, including deferred costs (Notes 3)	338,054	340,788
	$ 470,530	$ 472,868
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 198,344	$ 172,399
Due to related parties (Note 5)	196,080	186,003
	394,424	358,402
Loan Payable (Note 2)	7,678	7,661
	402,102	366,063
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock (Note 4)	2,351,734	2,346,934
Deficit	(2,283,306)	(2,240,129)
	68,428	106,805
	$ 470,530	$ 472,868

APPROVED ON BEHALF OF THE BOARD

(Signed) "Raymond Roland"
Raymond Roland, Director

(Signed) "Vic Berar"
Vic berar, Director

AUTERRA VENTURES INC.
Interim Statements of Loss and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended May 31 2002	Three Months Ended May 31 2001
EXPENSES		
Indirect and administrative		
Accounting and audit	$ 7,000	$ 6,500
Amortization	745	762
Interest and bank charges	4,457	622
Management fees	7,500	7,500
Office and miscellaneous	4,507	1,648
Legal fees	505	1,399
Rent	9,000	3,600
Transfer agent and filing fees	3,664	980
Travel and promotion	5,804	1,224
	43,182	24,235
Other Items:		
Interest income	(5)	(715)
Interest on long term debt		
NET LOSS FOR THE PERIOD	43,177	23,520
DEFICIT, BEGINNING OF THE PERIOD	2,240,129	2,008,541
DEFICIT, END OF PERIOD	$ 2,283,306	$ 2,032,061
Basic and diluted loss per share	$ 0.01	$ 0.01

AUTERRA VENTURES INC.
Interim Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended May 31 2002	Three Months Ended May 31 2001
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Loss for the period	$ (43,177)	$ (23,520)
Items not involving cash		
Amortization	745	762
	(42,432)	(22,758)
Change in non-cash working capital items related to		
Operations:		
Accounts receivable	27,500	-
Goods and services tax recoverable	(1,448)	(1,206)
Prepaid expenses	(53)	375
Accounts payable and accrued liabilities	25,963	26,484
Due to related parties	10,077	(3,826)
	19,607	(931)
FINANCING ACTIVITIES		
Share Capital issued for cash	4,800	-
INVESTING		
Acquisition costs of mineral property	-	(15,000)
Purchase of capital assets	-	(180)
Deferred exploration and development costs, net of mineral exploration tax credit	2,734	(10,817)
	2,734	(25,997)
NET CASH INFLOW (OUTFLOW)	27,141	(26,928)
CASH, BEGINNING OF PERIOD	2,817	129,735
CASH, END OF PERIOD	$ 29,958	$ 102,807
Cash consists of:		
Cash	29,712	$ 33,487
Cash - restricted	-	44,820
Cash in trust	246	24,500
	$ 29,958	$ 102,807

AUTERRA VENTURES INC.
Notes to the Interim Financial Statements
May 31, 2002
(Unaudited – Prepared by Management)

1. CONTINUED OPERATIONS

While the information presented in the accompanying financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.. These interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2002 financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual February 28, 2002 financial statements.

2. LOAN PAYABLE

The loan payable ($100,000) was unsecured and bore interest at the rate of eight percent (8%) per annum, compounded semi-annually, not in advance. The loan principal was repaid during the year ended February 28, 2001.

	Balance May 31, 2002	Balance May 31, 2001
Accrued interest	7,678	7,083
	$ 7,678	$ 7,083

In consideration of the loan, the Company has agreed to issue 266,667 share purchase warrants. Each warrant is exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

3. MINERAL PROPERTIES

	Balance February 28, 2002	Incurred (Written-down) During the Period	Balance May 31, 2002
Acquisition Expenditures			
Auterra Properties	$ 155,000	$ -	$ 155,000
AR Properties	27,500	-	27,500
Haines Gabbro	56,720	-	-
– Capitalized costs recovered	(56,720)	-	-
	$ 182,500	-	$ 182,500
Deferred Exploration Expenditure and Development Costs			
Auterra Properties	80,860	-	80,860
AR Properties	77,428	(2,734)	74,694
Haines Gabbro	25,639	-	-
– Capitalized cost recovered	(25,639)	-	-
	$ 340,788	$ (2,734)	$ 338,054

3. MINERAL PROPERTIES (continued)

Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Mining District of Onatrio.

During the fiscal year ended, LMX repudiated the Agreement. By a Settlement of Judgment Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (Paid)
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

4. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	Number of Shares	Amount $
Balance, February 29, 2000	3,921,090	1,603,334
Shares issued for:		
Cash	3,823,333	709,100
Mineral properties	100,000	22,500
Balance, February 28, 2001	7,844,423	2,334,934
Shares issued:		
Cash:		
Pursuant to exercise of warrants at $0.18	16,667	3,000
Pursuant to the exercise of stock options at $0.15	60,000	9,000
Balance, February 28, 2002	7,921,090	2,346,934

4. SHARE CAPITAL (continued)

	Number of Shares	Amount $
Balance, February 28, 2002	7,921,090	2,346,934
Shares issued for:		
Cash	26,667	4,800
Balance, May 31, 2002	7,947,757	2,351,734

Commitments

Share purchase options:

At May 31, 2002 the following share purchase options were outstanding entitling the holder to purchase one common share for each option held:

	Expiry Date	Shares	Weighted Average Exercise Price
Options exercisable and outstanding	October 2, 2002	388,442	$ 0.225

A summary of the status of the Company's stock options as at May 31, 2001 and February 28, 2001 and the changes during the periods then ended is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding as at February 28, 2001	774,442	$ 0.19
Exercised	(60,000)	(0.15)
Forfeited/cancelled	(326,000)	(0.15)
Options outstanding as at February 28, 2002	388,442	$ 0.225
Options outstanding as at May 31, 2002	388,442	$ 0.225

4. SHARE CAPITAL (continued)

Share purchase warrants:

During the period ended May 31, 2002, 3,289,999 share purchase warrants expired unexercised.

5. RELATED PARTY TRANSACTIONS

a) Management fees of $7,500 (2001 - $7,500) were incurred with a corporation controlled by the President of the Company. An amount of $21,750 (2001 - $5,350) remains as an account payable.

b) Rent of $9,000 (2001 - $3,600), and interest of $1,930 (2001 - $335) were incurred with corporation controlled by an Officer of the Company. An amount of $36,700 (2000 - $4,162) remains as an account payable.

b) Legal fees and disbursements of $nil (2001 - $882) and interest of $1,736 (2001 - $517) were incurred with a law firm in which a partner is related to an Officer of the Company.

c) Interest of $642 (2001 - $nil) and accounting fees of $7,000 (2001 - $6,500) were incurred with a corporation controlled by a relative of a Director.

d) Due from related party

An amount of $1,576 (2001 - $1,576) due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

82-4653

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF AUTERRA VENTURES INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON AUGUST 30, 2002.

The undersigned, a registered Member of the Company, hereby appoints Raymond Roland, or failing him, Tom Torrance, both Directors of the Company, or instead of either of them ___________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on August 30, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Jones Richards & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) RAYMOND ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) STEPHEN KENWOOD: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) TOM TORRANCE: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) VIC BERAR: FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Raymond Roland or Tom Torrance, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1l6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this ______ day of ____________________, 2002.

82-4653

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **AUTERRA VENTURES INC.**

The undersigned certifies that he/she is the owner of securities of Auterra Ventures Inc.. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.